

06003703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED 2006

209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 2/28/06

SEC FILE NUMBER

8- 53669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2005____ AND ENDING____12/31/2005____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R A BENCH SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1301 FIFTH AVENUE, SUITE 3330

(No. and Street)

SEATTLE   WASHINGTON   98101

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RODNEY A. BENCH   (206) 682-7803

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SCHILZ & CO.

MAR 29 2006

THOMSON FINANCIAL

(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240   BELLEVUE   WASHINGTON   98005

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____RODNEY A. BENCH_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____R A BENCH SECURITIES, INC._____ , as

of _____DECEMBER 31_____ , 20 _05____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____   _____
                                                                              Signature

                                                                  PRESIDENT
                                                              _____
                                                                                Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X   (o) Report of Independent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R A BENCH SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

REPORT OF INDEPENDENT ACCOUNTANTS... 1

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION... 2

CONSOLIDATED STATEMENT OF OPERATIONS 3

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY.............. 4

CONSOLIDATED STATEMENT OF CASH FLOWS.. 5

NOTES TO FINANCIAL STATEMENTS.. 6-9

SUPPLEMENTARY INFORMATION

    REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL 10-11

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building · Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of R A Bench Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of consolidated financial condition of R A Bench Securities, Inc. as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of R A Bench Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 10, 2006

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets

Cash and cash equivalents	$32,288
Prepaid insurance	1,982
Total current assets	34,270
Total assets	$34,270

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities

Accrued expenses	$2,398
Total current liabilities	2,398

Commitments and contingencies (Note 7)

Stockholder's equity

Common stock $.001 par value, 1,000 shares authorized, issued and outstanding	1
Additional paid-in capital	31,255
Retained earnings	616
Total stockholder's equity	31,872
Total liabilities and stockholder's equity	$34,270

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenue	
Commissions	$298,978
Total income	298,978
Expenses	
Payroll	176,285
Rent	54,666
Travel and entertainment	16,530
Insurance	15,024
Office expense	11,302
Professional fees	8,952
Telephone	8,830
Dues and licenses	7,859
Business taxes	2,688
Total expenses	302,136
Loss before income taxes	(3,158)
Provision for income taxes	-0-
Net loss	$(3,158)

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2004	1,000	$1	$31,255	$3,774	$35,030
Net loss for the year				(3,158)	(3,158)
Balances at December 31, 2005	1,000	$1	$31,255	$616	$31,872

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities

Net loss	$(3,158)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Prepaid insurance	(62)
Accrued expenses	196
Due to parent	(4,913)
Net cash used in operating activities	(4,779)
Net decrease in cash	(7,937)
Cash and cash equivalents beginning of year	40,225
Cash and cash equivalents end of year	$32,288

No cash was paid for either interest or income taxes for the year ended December 31, 2005.

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding R A Bench Securities, Inc. (the Company) consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the consolidated financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, a Washington corporation, and R A Bench, Inc. (formerly the parent of the Company) are owned as affiliates by the President of the Company, effective January 1, 2005. The former parent was a wholly-owned subsidiary of Highland Capital Holding Corporation located in Birmingham, Alabama.

The Company is located in Seattle, Washington and was formed on September 17, 2001. The Company operates as a "limited business" broker-dealer, which receives commissions from customers on behalf of its representatives. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, RAB Agency, Inc., formerly HCH Insurance Agency, Inc.

COMMISSIONS

Commissions and other income are recorded as revenue when earned.

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Effective January 1, 2005, the Company's President and only stockholder elected for federal income tax reporting purposes to be treated as an S Corporation under Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporate income tax, all amounts affecting taxable income are reported on the individual income tax return of the stockholder.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Includes all short-term investments purchased with an original maturity of three months or less.

2. RELATED PARTY TRANSACTIONS

The Company and its affiliate, R A Bench, Inc., have common ownership, management and share the same offices. Common expenses such as payroll, rent, office supplies and telephone are allocated based on the relative budgeted revenues of the combined companies.

The Company acts as the common paymaster (through RAB, Paymaster, LLC) for commissions received for the Company and RAB Agency, Inc. All intercompany accounts have been eliminated in the preparation of the consolidated financial statements.

The Company recorded commissions revenue of $298,978 during the year ended December 31, 2005 from registered representatives, which are employees of R A Bench, Inc.

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of representatives. The customers of the representatives are relatively few. During the year ended December 31, 2005, three customers represented 56% and five customers represented 68% of the Company's commissions and related revenue.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at December 31, 2005 is $29,890, which is $24,890 over the minimum required of $5,000.

5. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at December 31, 2005:

Stockholder's equity	$31,872
Less: Non allowable assets	
Prepaid insurance	1,982
Net capital before haircuts on securities	29,890
Haircuts on securities; other securities	-0-
Net capital	29,890
Required net capital	5,000
Excess net capital	$24,890

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$-0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$24,890
Ratio: Aggregate indebtedness to net capital	-

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. RECONCILIATION TO DECEMBER 31, 2005 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at December 31, 2005	$29,890
Audit adjustments: None	-
Net capital as adjusted	$29,890

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness per unaudited FOCUS report at December 31, 2005	$2,397
Audit reclassification	(2,397)
Total aggregate indebtedness as adjusted	$-0-

7. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters can not be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

8. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information –
- Not required because gross revenues are less than $500,000.

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building · Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
R A Bench Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of R A Bench Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by R A Bench Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2006